Exhibit 99.30

LARGO RESOURCES LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Expressed in thousands / 000’s of U.S. dollars)

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position		1

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		2

Condensed Interim Consolidated Statements of Changes in Equity		3

Condensed Interim Consolidated Statements of Cash Flows		4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements		5

1)	Nature of operations	5

2)	Statement of compliance	5

3)	Change in functional and presentation currency	5

4)	Basis of preparation, significant accounting policies, and future accounting changes	6

5)	Change in presentation currency	6

6)	Amounts receivable	8

7)	Inventory	9

8)	Vanadium products	9

9)	Mine properties, plant and equipment	9

10)	Leases	10

11)	Accounts payable and accrued liabilities	10

12)	Debt	11

13)	Issued capital	12

14)	Equity reserves	12

15)	Earnings (loss) per share	14

16)	Taxes	14

17)	Related party transactions	15

18)	Segmented disclosure	15

19)	Commitments and contingencies	19

20)	Financial instruments	19

21)	Revenues	21

22)	Expenses	21

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
		June 30,	December 31,	January 1,
	Notes	2020	2019	2019
			Restated	Restated
			(notes 3, 5)	(notes 3, 5)
Assets
Current Assets
Cash		$78,215	$127,499	$151,388
Restricted cash		—	76	15
Amounts receivable	6	9,631	6,150	45,932
Inventory	7	29,849	17,981	10,552
Vanadium products	8	—	3,258	—
Prepaid expenses		2,128	1,632	2,460
Total Current Assets		119,823	156,596	210,347
Non-current Assets
Deferred income tax	16(c)	6,703	10,571	13,863
Mine properties, plant and equipment	9	142,348	190,494	181,685
Total Non-current Assets		149,051	201,065	195,548
Total Assets		$268,874	$357,661	$405,895
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	$11,898	$77,741	$24,570
Deferred revenue		2,032	—	—
Current portion of provisions		349	475	307
Debt	12	24,788	—	86,100
Total Current Liabilities		39,067	78,216	110,977
Non-current Liabilities
Provisions	19	5,893	7,342	6,509
Total Non-current Liabilities		5,893	7,342	6,509
Total Liabilities		44,960	85,558	117,486
Equity
Issued capital	13	398,765	396,026	378,859
Equity reserves	14	20,996	21,448	26,308
Accumulated other comprehensive loss		(114,514)	(66,501)	(63,634)
Deficit		(81,333)	(78,870)	(53,124)
Total Equity		223,914	272,103	288,409
Total Liabilities and Equity		$268,874	$357,661	$405,895

Commitments and contingencies                                9, 19

—The accompanying notes form an integral part of the consolidated financial statements—

Unaudited Condensed Interim Consolidated Financial Statements For The Three and Six Months Ended June 30, 2020 and 2019

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2020	2019	2020	2019
			Restated		Restated
			(notes 3, 5)		(notes 3, 5)
Revenues	21	$8,350	$21,963	$50,259	$55,168
Other gains (losses)	8	1,998	—	1,636	—
		10,348	21,963	51,895	55,168
Expenses
Operating costs	22	(9,561)	(24,815)	(35,809)	(46,598)
Professional, consulting and management fees		(1,240)	(1,971)	(2,932)	(4,088)
Foreign exchange loss		(3,700)	(2,659)	(12,193)	(2,915)
Other general and administrative expenses		(787)	(1,110)	(1,659)	(1,933)
Share-based payments	14	(365)	(556)	(779)	(1,702)
Finance costs	22	(476)	(8,133)	(602)	(13,609)
Interest income		296	3,021	956	3,159
Exploration and evaluation costs		(48)	(872)	(529)	(1,598)
		(15,881)	(37,095)	(53,547)	(69,284)
Net income (loss) before tax		$(5,533)	$(15,132)	$(1,652)	$(14,116)
Income tax recovery (expense)	16(a)	—	102	—	(732)
Deferred income tax (expense)	16(a)	(1,479)	(268)	(1,017)	(1,869)
Net income (loss)		$(7,012)	$(15,298)	$(2,669)	$(16,717)

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(3,314)	4,584	(48,013)	4,173
Comprehensive income (loss)		$(10,326)	$(10,714)	$(50,682)	$(12,544)
Basic earnings (loss) per Common Share	15	$(0.01)	$(0.03)	$(0.00)	$(0.03)
Diluted earnings (loss) per Common Share	15	$(0.01)	$(0.03)	$(0.00)	$(0.03)
Weighted Average Number of Shares Outstanding (in 000’s)
- Basic		563,123	531,559	561,934	530,471
- Diluted		563,123	531,559	561,934	530,471

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Shareholders’ Equity
Balance at January 1, 2019 (Restated(1))	529,126	$378,859	$26,308	$(63,634)	$(53,124)	$288,409
Grant of share options	—	—	637	—	—	637
Grant of restricted share units	—	—	641	—	—	641
Share-based payments	—	—	424	—	—	424
Exercise of warrants	1,947	288	(209)	—	—	79
Exercise of share options	558	393	(143)	—	—	250
Expiry of share options	—	—	(181)	—	181	—
Currency translation adjustment	—	—	—	4,173	—	4,173
Net loss for the period	—	—	—	—	(16,717)	(16,717)
Balance at June 30, 2019 (Restated(1))	531,631	$379,540	$27,477	$(59,461)	$(69,660)	$277,896
Grant of restricted share units	—	—	1,226	—	—	1,226
Share-based payments	—	—	626	—	—	626
Exercise of warrants	19,229	13,191	(4,562)	—	—	8,629
Exercise of share options	2,690	1,669	(650)	—	—	1,019
Exercise of restricted share units	984	1,626	(1,626)	—	—	—
Expiry of warrants	—	—	(70)	—	70	—
Expiry of share options	—	—	(973)	—	973	—
Currency translation adjustment	—	—	—	(7,040)	—	(7,040)
Net loss for the period	—	—	—	—	(10,253)	(10,253)
Balance at December 31, 2019 (Restated(1))	554,534	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of share options	—	—	425	—	—	425
Grant of restricted share units	—	—	151	—	—	151
Share-based payments	—	—	203	—	—	203
Exercise of warrants	8,240	1,648	(351)	—	—	1,297
Exercise of share options	805	626	(209)	—	—	417
Exercise of restricted share units	202	465	(465)	—	—	—
Expiry of warrants	—	—	(159)	—	159	—
Expiry of share options	—	—	(47)	—	47	—
Currency translation adjustment	—	—	—	(48,013)	—	(48,013)
Net loss for the period	—	—	—	—	(2,669)	(2,669)
Balance at June 30, 2020	563,781	$398,765	$20,996	$(114,514)	$(81,333)	$223,914

(1)             Refer to notes 3 and 5.

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2020	2019	2020	2019
			Restated		Restated
			(notes 3, 5)		(notes 3, 5)
Operating Activities
Net income (loss) for the period		$(7,012)	$(15,298)	$(2,669)	$(16,717)
Adjustment for Non-cash Items
Other (gains) losses	8	(1,998)	—	(1,636)	—
Depreciation		2,044	6,696	8,499	12,176
Share-based payments	14	365	556	779	1,702
Unrealized foreign exchange loss (gain)		5,970	3,526	(5,930)	2,396
Finance costs	22	476	8,133	602	13,609
Interest income		(296)	(3,021)	(956)	(3,159)
Income tax expense (recovery)	16(a)	—	(102)	—	732
Deferred income tax expense (recovery)	16(a)	1,479	268	1,017	1,869
Income tax paid		—	(352)	—	(911)
Cash Provided (Used) Before Working Capital Items		1,028	406	(294)	11,697
Change in amounts receivable		(4,544)	(2,905)	(5,458)	41,616
Change in inventory		(15,931)	(1,414)	(13,988)	(3,641)
Change in vanadium products		5,907	—	5,036	—
Change in prepaid expenses		(740)	134	(888)	(2,413)
Change in accounts payable and accrued liabilities		(51,401)	26,120	(51,071)	41,612
Change in deferred revenue		2,032	—	2,032	—
Net Cash (Used in) Provided by Operating Activities		(63,649)	22,341	(64,631)	88,871
Financing Activities
Receipt of debt	12	—	—	24,788	—
Repayment of debt	12	—	(6,736)	—	(70,447)
Debt issue costs, interest and other associated fees paid		—	(1,522)	—	(6,090)
Interest received		360	3,090	939	3,143
Change in restricted cash		—	—	76	15
Issuance of common shares	14	417	52	1,714	329
Net Cash Provided by (Used in) Financing Activities		777	(5,116)	27,517	(73,050)
Investing Activities
Mine properties, plant and equipment		(5,221)	(14,195)	(8,601)	(20,355)
Net Cash (Used in) Investing Activities		(5,221)	(14,195)	(8,601)	(20,355)
Effect of foreign exchange on cash		1,014	(1,162)	(3,569)	(1,331)
Net Change in Cash		(67,079)	1,868	(49,284)	(5,865)
Cash position — beginning of the period		145,294	143,655	127,499	151,388
Cash Position — end of the period		$78,215	$145,523	$78,215	$145,523

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1)        Nature of operations

Largo Resources Ltd. (the “Company”) is engaged in the acquisition, exploration, development and operation of mining and exploration properties located in Brazil and Canada. Substantially all of the Company’s efforts are devoted to operating the Maracás Menchen Mine and to the sales of vanadium. While the Company’s Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company’s mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange (“TSX”). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2)        Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 13, 2020.

3)        Change in functional and presentation currency

Following the election by the Company in 2019, the Company’s off-take agreement with Glencore International AG expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company and a number of its subsidiaries are generating U.S. dollar denominated revenues and incurring U.S. dollar denominated costs from May 1, 2020 onwards. Considering the significance of these revenues and costs to the Company’s activities, the Company has determined that the currency of the primary economic environment in which the below entities operate changed to the U.S. dollar on May 1, 2020.

Entity Name	Functional Currency at March 31, 2020	Functional Currency effective May 1, 2020
Largo Resources Ltd.	Canadian dollar	U.S. dollar
Largo Commodities Holding Ltd.	Euro	U.S. dollar
Largo Commodities Trading Ltd.	Euro	U.S. dollar

The Company and its subsidiaries operate in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company or its subsidiaries operate. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

In addition, the Company changed its presentation currency from the Canadian dollar (“C$”) to the U.S. dollar (“$” or “USD”). This change in presentation currency was made in connection with the changes in functional currency noted above and to better reflect the Company’s current business activities.

The change in functional currency to the U.S. dollar is accounted for prospectively from May 1, 2020. The exchange rates used to translate assets and liabilities to reflect the change in functional currency on adoption is $1 equals C$1.3874 and $1 equals 0.9194 Euros (“EUR”).

Prior period comparative information is restated in U.S. dollars to reflect the change in presentation currency. The financial statements of entities with a functional currency that is not the U.S. dollar have been translated into U.S. dollars in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, as follows:

•                      Assets and liabilities have been translated into U.S. dollars using period-end exchange rates of:

•                      January 1, 2019: $1 equals C$1.3620 and $1 equals 3.8748 Brazilian reals (“BRL”).

•                      December 31, 2019: $1 equals C$1.3023, $1 equals 0.8902 EUR and $1 equals 4.0307 BRL.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•                      Condensed interim consolidated statements of income (loss) and other comprehensive income (loss) have been translated using average foreign exchange rates prevailing during the reporting periods which ranged from $1 equals C$1.3302 to C$1.3397 and $1 equals 3.7684 to 3.9221 BRL;

•                      Shareholder’s equity balances have been translated using historical average foreign exchange rates for the periods in which the transactions occurred; and

•                      Resulting exchange differences have been recorded within the foreign currency translation reserve accounts.

4)        Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, except as disclosed in notes 3 and 5, and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol “C$” or “CAD” mean the Canadian dollar, references to the symbol “EUR” mean the Euro and references to the symbol “R$” or “BRL” mean the Brazilian real, the official currency of Brazil.

a)                 Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2020.

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company’s operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company’s operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

b)                 Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2019, except as disclosed in notes 3 and 5.

5)        Change in presentation currency

The impact of the change in presentation currency (see note 3) on the unaudited condensed interim consolidated financial statements is as follows:

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed interim consolidated statement of financial position — as at January 1, 2019

	Previously reported in CAD		Restated USD
Assets
Total Current Assets	C$	286,491	$210,347
Total Non-current Assets	266,334		195,548
Total Assets	552,825		405,895

Liabilities
Total Current Liabilities	C$	151,233	$110,977
Total Non-current Liabilities	8,865		6,509
Total Liabilities	160,098		117,486

Equity
Issued capital	C$	415,259	$378,859
Equity reserves	25,853		26,308
Accumulated other comprehensive loss	(18,904)		(63,634)
Deficit	(29,481)		(53,124)
Total Equity	392,727		288,409
Total Liabilities and Equity	C$	552,825	$405,895

Condensed interim consolidated statement of financial position — as at December 31, 2019

	Previously reported in CAD		Restated USD
Assets
Total Current Assets	C$	203,992	$156,596
Total Non-current Assets	262,126		201,065
Total Assets	466,118		357,661

Liabilities
Total Current Liabilities	C$	101,979	$78,216
Total Non-current Liabilities	9,572		7,342
Total Liabilities	111,551		85,558

Equity
Issued capital	C$	437,937	$396,026
Equity reserves	19,447		21,448
Accumulated other comprehensive loss	(38,744)		(66,501)
Deficit	(64,073)		(78,870)
Total Equity	354,567		272,103
Total Liabilities and Equity	C$	466,118	$357,661

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed interim consolidated statement of income (loss) and comprehensive income (loss) — three and six month periods ended June 30, 2019

	Previously reported in CAD				Restated USD
	Three months		Six months		Three months	Six months
Revenues	C$	29,462	C$	73,776	$21,963	$55,168

Operating costs	(33,284)		(62,355)		(24,815)	(46,598)
Professional, consulting and management fees	(2,647)		(5,465)		(1,971)	(4,088)
Foreign exchange loss	(3,920)		(4,237)		(2,659)	(2,915)
Other general and administrative expenses	(1,135)		(2,243)		(1,110)	(1,933)
Share-based payments	(745)		(2,269)		(556)	(1,702)
Finance costs	(10,897)		(18,180)		(8,133)	(13,609)
Interest income	4,052		4,236		3,021	3,159
Exploration and evaluation costs	(1,165)		(2,128)		(872)	(1,598)
	(49,741)		(92,641)		(37,095)	(69,284)
Net income (loss) before tax	C$	(20,279)	C$	(18,865)	$(15,132)	$(14,116)
Income tax recovery (expense)	138		(976)		102	(732)
Deferred income tax expense	(360)		(2,828)		(268)	(1,869)
Net income (loss)	C$	(20,501)	C$	(22,669)	$(15,298)	$(16,717)

Other comprehensive income (loss)
Unrealized gain (loss) on foreign currency translation	403		(10,021)		4,584	4,173
Comprehensive income (loss)	C$	(20,098)	C$	(32,690)	$(10,714)	$(12,544)

Condensed interim consolidated statement of cash flows — three and six month periods ended June 30, 2019

	Previously reported in CAD				Restated USD
	Three months		Six months		Three months	Six months
Net cash provided by operating activities	C$	21,759	C$	117,175	$22,341	$88,871
Net cash (used in) financing activities	(6,936)		(99,295)		(5,116)	(73,050)
Net cash (used in) investing activities	(18,969)		(27,171)		(14,195)	(20,355)
Effect of foreign exchange on cash	3,724		(6,619)		(1,162)	(1,331)
Net change in cash	(422)		(15,910)		1,868	(5,865)
Cash position — beginning of the period	190,700		206,188		143,655	151,388
Cash position — end of the period	C$	190,278	C$	190,278	$145,523	$145,523

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6)        Amounts receivable

	June 30, 2020	December 31, 2019
Trade receivables	$3,684	$—
Current taxes recoverable — Brazil	5,840	5,920
Current taxes recoverable — Other	62	41
Other receivables	45	189
Total	$9,631	$6,150

At June 30, 2020, the Company’s trade receivable with its former off-take partner (note 19) was in a liability position of $2,440 and was classified as trade payables (refer to notes 11 and 20(a)) (December 31, 2019 — trade payables of $67,325).

7)        Inventory

	June 30, 2020	December 31, 2019
Finished products	$19,872	$5,637
Work-in-process	2,015	2,018
Stockpiles	785	1,413
Warehouse materials	7,177	8,913
Total	$29,849	$17,981

During the three and six months ended June 30, 2020, the Company recognized net realizable value write-downs of $1,176 and $125 for finished products and warehouse materials, respectively (note 22). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and mill costs or product acquisition costs as appropriate (note 22).

8)        Vanadium products

The Company’s off-take agreement with Glencore International AG expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company’s vanadium products are accounted for as finished products inventory (note 7) effective from May 1, 2020. An assessment of net realizable value was performed on the transfer into inventory at May 1, 2020 that resulted in a write-down of $649 (included in the $1,176 disclosed in note 7).

Prior to this, vanadium products were measured at fair value based on Level 2 fair value inputs. During the three and six months ended June 30, 2020, the Company recognized other gains (losses) of $1,998 and $1,636, respectively (three and six months ended June 30, 2019 — $nil and $nil), relating to realized and unrealized gains and losses on the purchases and sales of vanadium products.

9)        Mine properties, plant and equipment

At June 30, 2020 and December 31, 2019, the Company’s economic interest in the Maracás Menchen Mine totalled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral (“CBPM”) owned by the state of Bahia. CBPM retains a 3% net smelter royalty (“NSR”) in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company’s mine properties, plant and equipment at June 30, 2020 by geographic location is: Brazil - $123,886 (December 31, 2019 - $170,243); Canada - $18,462 (December 31, 2019 - $20,251).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
COST
Balance at December 31, 2018	$887	$349	$94,067	$169,882	$5,043	$270,228
Additions	234	—	8,475	6,282	26,597	41,588
Tax credits	—	—	—	(2,678)	—	(2,678)
Disposals	(98)	—	—	(2,686)	—	(2,784)
Reclassifications	—	—	—	21,319	(21,319)	—
Effects of changes in foreign exchange rates	(43)	(13)	(1,682)	(6,258)	(1,225)	(9,221)
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	53	—	5,112	1,713	1,902	8,780
Reclassifications	—	—	—	8,323	(8,323)	—
Effects of changes in foreign exchange rates	(219)	(89)	(21,786)	(50,693)	(962)	(73,749)
Balance at June 30, 2020	$814	$247	$84,186	$145,204	$1,713	$232,164
ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$527	$349	$19,093	$68,574	$—	$88,543
Depreciation	102	—	6,400	17,119	—	23,621
Disposals	(98)	—	—	(2,686)	—	(2,784)
Effects of changes in foreign exchange rates	(8)	(13)	235	(2,955)	—	(2,741)
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$—	$106,639
Depreciation	40	—	2,558	8,520	—	11,118
Effects of changes in foreign exchange rates	(117)	(89)	(5,683)	(22,052)	—	(27,941)
Balance at June 30, 2020	$446	$247	$22,603	$66,520	$—	$89,816
NET BOOK VALUE
At December 31, 2019	$457	$—	$75,132	$105,809	$9,096	$190,494
At June 30, 2020	$368	$—	$61,583	$78,684	$1,713	$142,348

10)          Leases

At June 30, 2020 and December 31, 2019, the Company did not have any right-of-use assets or lease liabilities.

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):
Expenses relating to short-term leases	$2,810	$3,303	$6,017	$6,824

Recognized in the condensed interim consolidated statement of cash flows
Total cash outflow for leases	$2,624	$3,027	$5,597	$6,274

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11)          Accounts payable and accrued liabilities

	June 30, 2020	December 31, 2019
Trade payables	$2,440	$67,325
Accounts payable	6,610	7,720
Accrued liabilities	2,365	2,363
Accrued financial costs	281	—
Other taxes	202	333
Total	$11,898	$77,741

At June 30, 2020, the Company’s trade receivable with its former off-take partner (note 19) was in a liability position of $2,440 and was classified as trade payables (December 31, 2019 — trade payables of $67,325 (refer to note 20(a))).

12)          Debt

	June 30, 2020	December 31, 2019
Total debt	$24,788	$—

			Non-cash
	December 31, 2019	Cash flows Proceeds	Foreign exchange movement	June 30, 2020
Total debt	$—	$24,788	$—	$24,788
Total liabilities from financing activities	$—	$24,788	$—	$24,788

			Non-cash
	December 31, 2018	Cash flows Repayment	Foreign exchange movement	December 31, 2019
Total debt(1)	$92,812	$(92,812)	$—	$—
Total liabilities from financing activities	$92,812	$(92,812)	$—	$—

(1)    The gross amount excludes unamortized deferred transaction costs.

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. This facility is due to be repaid as a lump sum payment on March 12, 2021, together with accrued interest at a rate of 3.35% per annum.

On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020. This facility is due to be repaid as a lump sum payment on March 18, 2021, together with accrued interest at a rate of 6.29% per annum.

Senior secured notes

On May 22, 2018, the Company completed a private placement of $150,000 aggregate principal amount of senior secured notes due in 2021 (the “Notes”). The Notes were callable in years 2 and 3 and had an interest rate of 9.25% per annum, paid on a semi-annual basis in arrears on December 1 and June 1 each year, beginning on December 1, 2018. The terms of the Notes allowed the Company to redeem all or part of the Notes at varying redemption prices and established certain restrictive covenants.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On January 28, 2019 and February 19, 2019, the Company completed the purchase and cancellation of $59,221 and $4,490 in aggregate principal amounts of Notes outstanding. The Notes were purchased at a price equal to 105.625% per principal amount of the Notes redeemed plus accrued and unpaid interest up to January 28, 2019 and February 15, 2019, respectively.

On May 3, 2019, the Company made an excess cash flow offer to purchase all of its outstanding Notes at that time of $29,101 at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date. The offer was required to be made in accordance with the terms of the Notes and following this offer, $6,736 of the Notes were repurchased and cancelled.

On June 10, 2019, the Company announced that it had elected to redeem the remaining outstanding Notes. The Notes were redeemed on July 8, 2019 at a price equal to 104.625% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date. The total amount paid was $23,606, including the principal amount of Notes outstanding of $22,365.

Following this redemption on July 8, 2019, the balance of the Notes outstanding was $nil.

13)          Issued capital

a)             Authorized

Unlimited common shares without par value.

b)             Issued

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of the period	554,534	$396,026	529,126	$378,859
Exercise of warrants (note 14)	8,240	1,648	21,176	13,479
Exercise of share options (note 14)	805	626	3,248	2,062
Exercise of restricted share units	202	465	984	1,626
Balance, end of the period	563,781	$398,765	554,534	$396,026

14)          Equity reserves

Under the Company’s incentive share compensation plan, the Company has issued options and restricted share units (“RSUs”) approximating 1.47% of its issued and outstanding capital at June 30, 2020.

During the three and six months ended June 30, 2020, the Company recognized a share-based payment expense related to the grant and vesting of share options and RSUs of $365 and $779 (three and six months ended June 30, 2019 —  $556 and $1,702) for share options and RSUs granted to the Company’s directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the six months ended June 30, 2020, 2,707 warrants were exercised resulting in proceeds to the Company of $1,297, with 129 warrants surrendered as part of cashless exercises. 5,533 shares were issued in connection with a warrant exercise in 2019. In addition, 805 share options were exercised resulting in proceeds to the Company of $417.

During the year ended December 31, 2019, 26,709 warrants were exercised resulting in proceeds to the Company of $8,708, with 10,907 warrants surrendered as part of cashless exercises. In addition, 3,248 share options were exercised resulting in proceeds to the Company of $1,269.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company’s traded common shares when

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

estimating the fair value of share options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

	RSUs		Options				Warrants
	Number	Value	Number	Weighted average exercise price		Value	Number	Weighted average exercise price		Value	Total value
December 31, 2018	791	$326	6,958	C$	0.82	$4,030	146,202	C$	0.48	$21,952	$26,308
Share-based payments	—	1,050	—		—	—	—		—	—	1,050
Granted	1,017	1,878	370		3.04	637	—		—	—	2,515
Forfeited	(16)	(11)	—		—	—	—		—	—	(11)
Exercised	(984)	(1,626)	(3,248)		(0.52)	(793)	(37,616)		(0.64)	(4,771)	(7,190)
Expired	—	—	(933)		(2.28)	(1,154)	(484)		(0.65)	(70)	(1,224)
December 31, 2019	808	$1,617	3,147	C$	0.96	$2,720	108,102	C$	0.42	$17,111	$21,448
Share-based payments	—	203	—		—	—	—		—	—	203
Granted	1,799	151	3,828		0.67	444	—		—	—	595
Exercised	(202)	(465)	(805)		(0.70)	(209)	(2,836)		(0.65)	(351)	(1,025)
Expired	—	—	(200)		(0.46)	(47)	(1,272)		(0.65)	(159)	(206)
Forfeited	(39)	—	(54)		(0.67)	(19)	—		—	—	(19)
June 30, 2020	2,366	$1,506	5,916	C$	0.83	$2,889	103,994	C$	0.41	$16,601	$20,996

a)             RSUs

During the six months ended June 30, 2020, the Company granted 1,799 RSUs to officers and employees of the Company (year ended December 31, 2019 — 1,017 RSUs). These RSUs vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The value of the vested RSUs includes the Company’s expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b)             Share options

Range of prices		No. outstanding	No. exercisable	Weighted average remaining life (years)	Weighted average exercise price		Weighted average grant date share price
C$	0.46 – 1.00	5,311	2,288	3.7	C$	0.61	C$	0.61
2.01 – 2.50		285	285	3.1		2.40		2.40
3.01 – 3.04		320	320	3.5		3.04		3.04
		5,916	2,893

The remaining weighted average contractual life of options outstanding at June 30, 2020 was 3.7 years (December 31, 2019 — 1.9 years).

During the six months ended June 30, 2020, the Company granted 3,828 (year ended December 31, 2019 — 370) share options to its directors, officers, employees and consultants with a weighted average exercise price of C$0.67.  750 of the share options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the share options was C$0.48 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate — 0.74%, expected life in years — 5, expected volatility — 93.7%, expected dividends — 0% and expected forfeiture rate — 0%.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c)              Warrants and broker warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date	Exercise price		Expected volatility	Expected life (years)	Expected dividend yield	Risk-free Interest rate
25,502	25,502	29-Jan-16	28-Jan-21	C$	0.29	129%	5.00	0%	0.67%
63,078	63,078	2-Mar-16	2-Mar-21	C$	0.29	132%	5.00	0%	0.68%
400	400	11-Apr-17	31-Dec-20	C$	0.50	94%	3.75	0%	0.96%
3,538	3,538	1-Dec-17	1-Dec-22	C$	1.15	93%	5.00	0%	1.63%
11,476	11,476	13-Dec-17	13-Dec-22	C$	1.15	93%	5.00	0%	1.65%
103,994	103,994			C$	0.41

15)          Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 112,276 and 112,276 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 — 152,374 and 152,374).

16)          Taxes

a)             Tax (expense) recovery

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Income tax (expense) recovery	$—	$102	$—	$(732)
Deferred income tax (expense) recovery	(1,479)	(268)	(1,017)	(1,869)
Total	$(1,479)	$(166)	$(1,017)	$(2,601)

b)                 Changes in deferred tax assets and liabilities

	Six months ended June 30, 2020	Year ended December 31, 2019
Net deferred income tax asset, beginning of the period	$10,571	$13,863
Deferred income tax (expense) recovery	(1,017)	(2,612)
Effect of foreign exchange	(2,851)	(680)
Net deferred income tax asset, end of the period	$6,703	$10,571

c)                  Deferred income tax balances

	June 30, 2020	December 31, 2019
Brazil
Recognized deferred tax assets:
Non-capital losses	$16,857	$21,946
Mine properties	661	828

Recognized deferred tax liabilities:
Transitional tax regime	$(7,014)	$(9,221)
Provisions	(3,801)	(2,982)
Net deferred income tax asset	$6,703	$10,571

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2020	December 31, 2019
Canada
Non-capital loss carry-forwards	$61,362	$68,131
Mine properties, plant and equipment	17,292	18,118
Share issue costs	4,052	5,108
Ireland
Non-capital loss carry-forwards	$3,117	$1,906
Mine properties, plant and equipment	79	91

17)          Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. One of the directors, Ms. Koko Yamamoto, is a partner in an accounting firm that provides services to the Company. During the three and six months ended June 30, 2020, an amount in accounting fees of $nil and $nil (three and six months ended June 30, 2019 — $nil and $2) was billed and paid under normal payment terms.

During the six months ended June 30, 2020, 5,533 shares were issued to funds managed by Arias Resource Capital Management LP (the “ARC Funds”) in connection with a warrant exercise in 2019 (refer to note 14).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Short-term benefits	$260	$413	$1,435	$2,069
Share-based payments	263	463	629	1,348
Total	$523	$876	$2,064	$3,417

Refer to note 19 for additional commitments with management.

18)          Segmented disclosure

The Company has four operating segments: sales & trading, mine properties, corporate and exploration and evaluation properties (“E&E properties”). Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units, as well as being part of the Company’s sales structure.

The Company recognized revenues from customers of $8,350 and $50,259 in the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 — $21,963 and $55,168). These revenues are related to the Company’s sales & trading and mine properties segments.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Three months ended June 30, 2020
Revenues	$2,447	$18,116	$12,397	$—	$(24,610)	$8,350
Other gains (losses)	1,636	—	362	—	—	1,998
	4,083	18,116	12,759	—	(24,610)	10,348
Operating costs	(5,378)	(13,062)	(12,213)	—	21,092	(9,561)
Professional, consulting and management fees	(516)	(435)	(289)	—	—	(1,240)
Foreign exchange gain (loss)	5	(2,095)	(1,610)	—	—	(3,700)
Other general and administrative expenses	(341)	(528)	82	—	—	(787)
Share-based payments	—	—	(365)	—	—	(365)
Finance costs	(7)	(473)	4	—	—	(476)
Interest income	—	217	79	—	—	296
Exploration and evaluation costs	—	(47)	—	(1)	—	(48)
	(6,237)	(16,423)	(14,312)	(1)	21,092	(15,881)
Net income (loss) before tax	(2,154)	1,693	(1,553)	(1)	(3,518)	(5,533)
Income tax expense	—	—	—	—	—	—
Deferred income tax expense	—	(1,479)	—	—	—	(1,479)
Net income (loss)	$(2,154)	$214	$(1,553)	$(1)	$(3,518)	$(7,012)
At June 30, 2020
Total non-current assets	$9	$130,588	$18,454	$—	$—	$149,051
Total assets	$21,610	$195,731	$79,640	$21	$(28,128)	$268,874
Total liabilities	$15,706	$41,343	$12,521	$—	$(24,610)	$44,960

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Three months ended June 30, 2019
Revenues	$—	$21,963	$—	$—	$—	$21,963
Other gains (losses)	—	—	—	—	—	—
	—	21,963	—	—	—	21,963
Operating costs	—	(24,815)	—	—	—	(24,815)
Professional, consulting and management fees	—	(1,195)	(776)	—	—	(1,971)
Foreign exchange loss	—	(70)	(2,589)	—	—	(2,659)
Other general and administrative expenses	—	(290)	(820)	—	—	(1,110)
Share-based payments	—	—	(556)	—	—	(556)
Finance costs	—	(82)	(8,051)	—	—	(8,133)
Interest income	—	2,503	518	—	—	3,021
Exploration and evaluation costs	—	(866)	—	(6)	—	(872)
	—	(24,815)	(12,274)	(6)	—	(37,095)
Net income (loss) before tax	—	(2,852)	(12,274)	(6)	—	(15,132)
Income tax recovery	—	102	—	—	—	102
Deferred income tax expense	—	(268)	—	—	—	(268)
Net income (loss)	$—	$(3,018)	$(12,274)	$(6)	$—	$(15,298)
At December 31, 2019
Total non-current assets	$—	$180,813	$20,252	$—	$—	$201,065
Total assets	$—	$239,402	$118,202	$57	$—	$357,661
Total liabilities	$—	$84,634	$924	$—	$—	$85,558

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Six months ended June 30, 2020
Revenues	$2,447	$60,025	$12,397	$—	$(24,610)	$50,259
Other gains (losses)	1,636	—	—	—	—	1,636
	4,083	60,025	12,397	—	(24,610)	51,895
Operating costs	(5,378)	(39,310)	(12,213)	—	21,092	(35,809)
Professional, consulting and management fees	(516)	(1,270)	(1,146)	—	—	(2,932)
Foreign exchange gain (loss)	5	(18,016)	5,818	—	—	(12,193)
Other general and administrative expenses	(341)	(765)	(553)	—	—	(1,659)
Share-based payments	—	—	(779)	—	—	(779)
Finance costs	(7)	(591)	(4)	—	—	(602)
Interest income	—	491	465	—	—	956
Exploration and evaluation costs	—	(469)	—	(60)	—	(529)
	(6,237)	(59,930)	(8,412)	(60)	21,092	(53,547)
Net income (loss) before tax	(2,154)	95	3,985	(60)	(3,518)	(1,652)
Income tax expense	—	—	—	—	—	—
Deferred income tax expense	—	(1,017)	—	—	—	(1,017)
Net income (loss)	$(2,154)	$(922)	$3,985	$(60)	$(3,518)	$(2,669)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Six months ended June 30, 2019
Revenues	$—	$55,168	$—	$—	$—	$55,168
Other gains (losses)	—	—	—	—	—	—
	—	55,168	—	—	—	55,168
Operating costs	—	(46,598)	—	—	—	(46,598)
Professional, consulting and management fees	—	(2,147)	(1,941)	—	—	(4,088)
Foreign exchange gain (loss)	—	848	(3,763)	—	—	(2,915)
Other general and administrative expenses	—	(491)	(1,442)	—	—	(1,933)
Share-based payments	—	—	(1,702)	—	—	(1,702)
Finance costs	—	(146)	(13,463)	—	—	(13,609)
Interest income	—	2,503	656	—	—	3,159
Exploration and evaluation costs	—	(1,435)	—	(163)	—	(1,598)
	—	(47,466)	(21,655)	(163)	—	(69,284)
Net income (loss) before tax	—	7,702	(21,655)	(163)	—	(14,116)
Income tax expense	—	(732)	—	—	—	(732)
Deferred income tax recovery	—	(1,869)	—	—	—	(1,869)
Net income (loss)	$—	$5,101	$(21,655)	$(163)	$—	$(16,717)

19)          Commitments and contingencies

At June 30, 2020, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,292 and all payable within one year. These contracts also require that additional payments of up to approximately $3,438 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production to Glencore International AG under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company’s various vanadium products. A significant proportion of the Company’s monthly vanadium production after April 2020 has been committed, with deliveries beginning in June 2020.

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between October 31, 2020 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $655, including $245 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $16, all due within one year.

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information) NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At the Company’s Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2020 of $5,817.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At June 30, 2020 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,808), with a counterclaim filed by Vanádio for R$10,700 ($1,954). A provision of R$1,281 ($234) has been recognized at June 30, 2020 for the probable loss (December 31, 2019 — R$1,324 ($328)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($712) (December 31, 2019 — R$3,900 ($968)) has been claimed against two of the Company’s subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2019 for such proceedings in an amount of R$3,468 ($860). At June 30, 2020, the provision recognized was R$3,206 ($585). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company’s financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

20)          Financial instruments

Financial assets and financial liabilities at June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
Cash	$78,215	$127,499
Restricted cash	—	76
Amounts receivable	3,729	189
Accounts payable and accrued liabilities	11,898	77,741
Debt	24,788	—

Refer to the liquidity risk discussion below regarding liabilities.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a)             Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•             Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•             Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•             Level 3 inputs are unobservable inputs for the asset or liability.

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information) NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2020 and December 31, 2019, trade receivables are classified as financial assets at fair value through profit or loss and are measured at fair value. The valuation of trade receivables is classified within Level 2 of the fair value hierarchy as it is measured using observable vanadium market transaction data as reported by a recognized provider of global metal prices. The valuation of trade receivables with the Company’s former off-take partner (note 19) at June 30, 2020 and December 31, 2019 resulted in a liability position. Accordingly, this balance has been classified as trade payables (refer to note 11) at June 30, 2020 and December 31, 2019.

The carrying amounts for cash, restricted cash, other amounts receivable, accounts payable and accrued liabilities (excluding trade payables) and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2019. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b)             Credit risk

The Company’s credit risk is primarily attributable to cash, restricted cash and amounts receivable. The Company minimizes its credit risk with respect to cash and restricted cash by leaving its funds on deposit with the highest rated banks in Canada and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Management believes that the credit risk related to these receivables is remote due the credit quality of the customers and the Company’s credit insurance policies. For customers not covered by the Company’s credit insurance policies, the Company requires letters of credit or up-front payment before delivery occurs.

c)              Liquidity risk

The following table details the Company’s expected remaining contractual cash flow requirements at June 30, 2020 for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 11)	$11,617	$281	$—	$—
Long-term debt (note 12)	—	24,788	—	—
	$11,617	$25,069	$—	$—

The Company’s principal sources of liquidity are its cash flow from operating activities and cash of $78,215 (December 31, 2019 — $127,499). In response to the vanadium price decreases throughout 2019, the Company has adopted certain measures to manage its liquidity risk including repaying its Notes during the year ended December 31, 2019 and obtaining the credit facilities in 2020 (note 12). Despite these measures, and in conjunction with the current vanadium price environment, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

d)             Market risk

Interest rate risk

The Company’s exposure to a rise in interest rates is limited to that portion of its total debt that is subject to floating interest rates. At June 30, 2020, the Company’s debt is subject to fixed interest rates and the Company does not have any exposure to floating interest rates.

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information) NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency risk

At June 30, 2020, the Company’s outstanding debt is 100% denominated in U.S. dollars (December 31, 2019 — no outstanding debt facilities).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At June 30, 2020 the Company’s U.S. dollar functional currency entities had cash balances denominated in Canadian dollars and Euros and the Company’s Brazilian real functional currency entities had debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at June 30, 2020 by approximately $748. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $1,223.

Price risk

The Company’s only financial instruments susceptible to price risk is its trade receivables /  payables with its former off-take partner, which can vary with the market price of vanadium for products sold that have not yet had the final selling price determined in accordance with the off-take agreement in force at the time of sale. A 10% decrease or increase in the price of vanadium could affect the value of trade payables at June 30, 2020 by $414.

21)          Revenues

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Vanadium sales from contracts with customers	$10,823	$56,500	$51,020	$132,482
Re-measurement of trade receivables / payables	(2,473)	(34,537)	(761)	(77,314)
Total	$8,350	$21,963	$50,259	$55,168

22)          Expenses

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating costs:
Direct mine and mill costs	$2,180	$16,800	$19,674	$31,367
Royalties	1,290	1,327	3,597	3,070
Product acquisition costs	2,444	—	2,444	—
Distribution costs	312	—	312	—
Inventory write-down	1,301	—	1,301	—
Depreciation and amortization	2,034	6,688	8,481	12,161
	$9,561	$24,815	$35,809	$46,598
Finance costs:
Interest expense	$444	$1,961	$530	$6,780
Accretion	32	6,172	72	6,829
	$476	$8,133	$602	$13,609